SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                             (AMENDMENT NO. _____)*


                           Natural Health Trends Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    63888P103
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                                 (CUSIP Number)


                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ]  Rule 13d-1(b)
   [ ]  Rule 13d-1(c)
   [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

CUSIP No. 63888P103                  13G
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     John Cavanaugh
--------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group (see instructions)

     (a) [ ]
     (b) [ ]
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3.   SEC use only
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4.   Citizenship or place of organization:

     USA
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Number of                    5.   Sole voting power:             453,968
shares                       ---------------------------------------------------
beneficially                 6.   Shared voting power:           0
owned by                     ---------------------------------------------------
each reporting               7.   Sole dispositive power:        453,968
person with:                 ---------------------------------------------------
                             8.   Shared dispositive power:      0
--------------------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person:

     453,968
--------------------------------------------------------------------------------
10.  Check box if the aggregate amount in Row (9) excludes certain shares
     (see instructions).
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of class represented by amount in Row (9):

     6.2%
--------------------------------------------------------------------------------
12.  Type of reporting person (see instructions):

     IN
--------------------------------------------------------------------------------

                               Page 2 of 5 pages

ITEM 1.

     (a)      Name of Issuer: Natural Health Trends Corp.

     (b)      Address of Issuer's Principal Executive Offices:
              2050 Diplomat Drive, Dallas, Texas 75234

ITEM 2.

     (a)      Name of Person Filing: John Cavanaugh

     (b) Address of Principal Business Office or, if none, Residence: c/o Natural Health Trends Corp., 2050 Diplomat Drive, Dallas, Texas 75234

     (c)      Citizenship: USA

     (d) Title of Class of Securities: Common Stock, par value $0.001 per share

     (e)      CUSIP Number: 63888P103

ITEM 3.  If this statement is filed pursuant to Rule 240.13d-1(b) or 240.13d-2
         (b) or (c), check whether the person filing is a:

     (a) [ ]  Broker or dealer registered under section 15 of the Act
              (15 U.S.C. 78o).
     (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) [ ]  Insurance company as defined in section 3(a)(19) of the Act
              (15 U.S.C. 78c).
     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
     (e) [ ]  An investment adviser in accordance with Section 240.13d-1
              (b)(1)(ii)(E);
     (f) [ ]  An employee benefit plan or endowment fund in accordance with
              Section 240.13d-1(b)(1)(ii)(F);
     (g) [ ]  A parent holding company or control person in accordance with
              Section 240.13d-1(b)(1)(ii)(G);
     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                               Page 3 of 5 pages

         (a)      Amount beneficially owned: 453,968

         (b)      Percent of class: 6.2%

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: 453,968

                  (ii)     Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of: 453,968

                  (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.  Notice of Dissolution of Group.

Not applicable.

ITEM 10. Certification.

Not applicable.

                               Page 4 of 5 pages

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       February 14, 2006
                                       -----------------------------------------
                                       Date


                                       /s/ JOHN CAVANAUGH
                                       -----------------------------------------
                                       Signature


                                       John Cavanaugh, President of MarketVision
                                       -----------------------------------------
                                       Name/Title


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


                               Page 5 of 5 pages